July 9, 2009

VIA U.S. MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Daniel L. Gordon
Branch Chief

Re:	SL Green Realty Corp. Form 10-K for the year ended December 31, 2008 Filed February 27, 2009 File No. 001-13199

Dear Mr. Gordon:

Set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter dated June 26, 2009 (the "Comment Letter") relating to the Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") filed by SL Green Realty Corp. (the "Registrant") on February 27, 2009, as amended.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in italics below.

Form 10-K for the year ended December 31, 2008

General

1.
We note that you filed an amended 10-K and 10-Q on May 11, 2009 to provide revised disclosure and to restate your financial statements.  Please advise us why you did not file a related Form 8-K with Item 4.02 disclosure.  Please refer to Exchange Act Form 8-K CD&I 101.01, as applicable.

We did not file a Form 8-K with Item 4.02 disclosure in connection with the restatement of our financial statements because no triggering event set forth in Item 4.02 had occurred.

420 Lexington Avenue ▪ New York, NY  10170 ▪ (212) 594-2700 ▪ Fax (212) 216-1790

Mr. Daniel L. Gordon
Securities and Exchange Commission
July 9, 2009

Statement of Financial Accounting Standards 154  ("SFAS 154"), which superseded Accounting Principles Board Opinion No. 20 ("APB 20"), states that, "the provisions of this Statement need not be applied to immaterial items" and that it, "carries forward without change the guidance contained in [APB 20] for reporting the correction of an error in previously issued financial statements…"  APB 20 bases the necessity for disclosure on materiality of the correction of errors and states that, "Materiality should be considered in relation to both the effects of each change separately and the combined effect on all changes.  If a change or correction has a material effect on income before extraordinary items or net income of the current period before the effect of the change, the treatments and disclosures described in [APB 20] should be followed.  Furthermore, if a change or correction has a material effect on the trend of earnings, the same treatments and disclosures are required."  As noted in the explanatory notes to the Form 10-K/A and Form 10-Q/A filed on May 11 (collectively, the "Amended Filings"), we restated our Condensed Consolidated Statement of Cash Flows for the year ended December 31, 2008 and the quarter ended March 31, 2009 to reclassify gain on early extinguishment of debt as a reduction in operating cash flow and an increase in financing activities.  Previously the entire gain was considered a financing activity.  The restatements did not affect the total net change in cash and cash equivalents for the relevant periods, and had no impact on our consolidated balance sheets, consolidated statements of income or the related income per share amounts.  We therefore do not believe that the accounting changes reflected in the Amended Filings were errors that were material and requiring disclosure pursuant to SFAS 154.

We recognize that, pursuant to CD&I 101.01, Item 4.01 and 4.02 triggering events must be reported on Form 8-K.

2.
Please revise your income statement presentation in future filings to eliminate the subtotal Income from continuing operations before gain on sale, noncontrolling interest and discontinued operations.  Refer to Rule 5-03 of Regulation S-X.

We will revise our income statement presentation in future filings to eliminate the subtotal Income from continuing operations before gain on sale, noncontrolling interest and discontinued operations.

*           *           *

Mr. Daniel L. Gordon
Securities and Exchange Commission
July 9, 2009

If you have any questions with respect to the foregoing, please contact me at (212) 216-1678 or Andrew Levine, Esq., our General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Gregory F. Hughes
Gregory F. Hughes
Chief Financial Officer